UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2010
Commission File Number: 0-29946
Qiao Xing Universal Resources, Inc.
(Translation of registrant’s name into English)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong, People’s Republic of China 516023
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBIT INDEX
SIGNATURE
EXHIBIT 99.1

1.	Other Information
On December 23, 2010, Qiao Xing Universal Resources, Inc. issued a press release announcing that its wholly owned subsidiary has signed a definitive agreement with Chifeng Xingu Mining Co., Ltd., a non-affiliated third party, to acquire the 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. for RMB588 million (US$88.4 million) in cash to be paid in three installments within three months. A copy of the press release is attached hereto as Exhibits 99.1, and is incorporated herein by reference.

2.	Exhibits
(a) Exhibits:
The Exhibit Index attached hereto is hereby incorporated by reference to this Item.
EXHIBIT INDEX

Exhibit
Number	Exhibit Title
99.1	Press Release, dated December 23, 2010

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 23, 2010	Qiao Xing Universal Resources, Inc.
	By:	/s/ Rui Lin Wu
		Name:	Rui Lin Wu
		Title:	Chairman

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